UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number: 001-14460

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Agrium 401(k) Retirement Savings Plan

4582 South Ulster Street, Suite 1700

Denver, CO 80237

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Agrium Inc.

13131 Lake Fraser Drive Southeast

Calgary, Alberta

Canada T2J 7E8

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

December 31, 2012 and 2011

(With Report of Independent Registered Public Accounting Firm Thereon)

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

December 31, 2012 and 2011

Report of Independent Registered Public Accounting Firm

Agrium Pension Committee and Plan Administrator

Re: Agrium 401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of the Agrium 401(k) Retirement Savings Plan (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan was not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the net assets available for plan benefits of the Agrium 401(k) Retirement Savings Plan as of December 31, 2012 and 2011, and the changes in net assets available for plan benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of Assets (Held at End of Year) and of Reportable Transactions as of or for the year ended December 31, 2012 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Eide Bailly LLP

Greenwood Village, Colorado

June 21, 2013

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

As of December 31

(U.S. dollars)

	2012	2011
Assets
Cash and cash equivalents	165,876	10,002

Investments at fair value (note 5):
Mutual funds	43,110,339	36,667,157
Common trust funds	51,813,806	41,907,020
Common stock	19,785,134	15,368,258

Total investments	114,709,279	93,942,435

Receivables:
Participant contributions	—	150,227
Employer contributions	—	201,314
Notes receivable from participants	2,667,509	3,000,744

Total receivables	2,667,509	3,352,285

Net assets available for plan benefits	117,542,664	97,304,722

See accompanying notes to the financial statements.

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year ended December 31

(U.S. dollars)

2012
Additions
Investment income:
Net realized and unrealized appreciation in fair value of investments (note 5)	15,394,085
Dividends	1,258,668

16,652,753

Contributions:
Participant	4,866,667
Employer	5,612,025
Rollover	90,741

10,569,433

Interest income on notes receivable from participants	123,510
Affiliated plan transfers and other	1,829,098

Total additions	29,174,794

Deductions
Distributions paid to participants	8,936,852

Total deductions	8,936,852

Net increase	20,237,942

Net assets available for plan benefits:
Beginning of year	97,304,722

End of year	117,542,664

See accompanying notes to the financial statements.

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

December 31, 2012

(U.S. dollars)

1.	PLAN DESCRIPTION

The following description of the Agrium 401(k) Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan sponsor, Agrium U.S. Inc. (the Company), is a subsidiary of Agrium Inc. (Agrium).

The Plan is a defined contribution plan established for the benefit of eligible employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The trustee of the Plan at December 31, 2011 and December 31, 2012 was T. Rowe Price Trust Company.

As a result of the decertification of the Cincinnati, Ohio Union, employees in the former union and their account balances from their Union 401(k) Plan were transferred into this Plan in 2012.

a)	Contributions

Eligible participants under the Plan are automatically enrolled with a two percent contribution unless the participant chooses not to contribute to the Plan. The Plan has an automatic step-up feature whereby participant contributions will be increased by one percent annually until the participant’s contribution rate reaches six percent, unless the participant elects otherwise. Participants can elect to contribute up to 75 percent of their annual compensation. Individual participant contributions are subject to annual Internal Revenue Code (IRC) limitations: greater than 50 years of age is $22,500; less than 50 years of age is $17,000 for 2012. Effective January 1, 2008, all eligible employees receive a six percent basic contribution from the Company. Eligible employees also receive additional Company contributions between one percent and nine percent based on their age and years of service. The Company also contributes a matching contribution in the amount of 50 percent of the first six percent of the employee’s voluntary contributions. Participants may also contribute amounts representing distributions from other qualified plans. Total contributions cannot exceed limits as defined by the IRC.

b)	Participant eligibility and plan entry

Employees of the Company are eligible to participate in the Plan if they are regular full-time employees who are not leased employees and are not represented by a collective bargaining unit of the Company’s participating subsidiaries or affiliated companies or represented by a collective bargaining unit that does not provide for employees’ participation in the Plan. Regular full-time employees are enrolled into the Plan as soon as practical after they begin working with the Company. Employees who are not otherwise ineligible employees, and who are scheduled to work at least 1,000 hours each calendar year, are also eligible to participate. Such employees are enrolled into the Plan as of the first day of the calendar quarter that coincides with or follows a 12 consecutive month period in which they are credited with at least 1,000 hours of service. The first 12 month period begins on the employee’s date of hire. The second and all succeeding 12 month periods are the calendar year.

c)	Vesting

Participants are immediately vested in their contributions, the Company’s contributions and actual earnings thereon.

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

December 31, 2012

(U.S. dollars)

d)	Distributions

Distributions from the Plan may be made to a participant upon death, total disability, retirement, financial hardship or termination of employment. In-service withdrawals are also permitted after a participant attains age 59 1/2. Upon termination of employment, a participant whose vested account balance is greater than $1,000 may elect to receive a distribution of his or her account balance, leave the vested account balance in the Plan until a date not to exceed April 1 of the year following the year in which the participant reaches age 70 1/2, or request a direct rollover. A participant with a vested account balance that is $1,000 or less will be required to receive his or her account balance in cash as a lump-sum payment. For all distributions, if a lump-sum payment is elected, any portion of a participant’s account that is invested in the Agrium Inc. Common Stock Fund may be distributed as cash or in common shares of Agrium Inc., at the election of the participant.

Participants may make withdrawals, not to exceed their pretax contributions, to satisfy one of the immediate and heavy financial needs as described in the Plan document. However, participants may not defer salary for six months thereafter.

e)	Administrative expenses

The Company paid certain administrative expenses on behalf of the Plan for the year ended December 31, 2012. Participants are charged a nominal fee each quarter to help offset plan administrative expenses.

f)	Notes receivable from participants

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of 50 percent of their account balance or $50,000, reduced by (a) the participant’s highest outstanding loan balance from the Plan during the one-year period ending on the day before the loan is made and (b) the participant’s outstanding loan balance from the Plan on the day before the loan is made. Loans must be repaid within five years except for those loans taken out for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate plus one percent as published quarterly in the Wall Street Journal. Principal and interest is paid through monthly payroll deductions. Loans outstanding as of December 31, 2012 bear interest rates ranging from 4.25 percent to 8.75 percent.

g)	Participant accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions, (b) Plan earnings and losses and (c) an allocation of administrative expenses.

Allocations are based on the participant’s earnings or account balances, as defined. The benefit a participant is entitled to is the benefit that can be provided from the participant’s vested account.

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

December 31, 2012

(U.S. dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES

a)	Basis of presentation

The accompanying financial statements have been prepared using the accrual basis of accounting.

b)	Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets during the reporting period. Actual results could differ from those estimates.

c)	Distributions

Distributions are recorded when paid.

d)	Valuation of investments and income recognition

As of December 31, 2012 and 2011, the Plan’s investments are reported at fair value. Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date.

A three level hierarchy is used to disclose assets and liabilities measured at fair value. Assets and liabilities are classified in their entirety based on the lowest level of input significant to the fair value measurement.

The three levels are defined as follows:

Level 1 – Observable inputs based on quoted prices (unadjusted) in active markets for identical assets and liabilities.

Level 2 – Observable inputs based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in inactive markets, inputs other than quoted prices that are observable for the asset or liability, or inputs derived from or corroborated by observable market data by correlation or other means.

Level 3 – Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

The Plan’s investments are categorized as Level 1 and Level 2 as shown in note 5.

The following is a description of the valuation methodologies used for instruments measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

December 31, 2012

(U.S. dollars)

Mutual funds: Valued at the net asset value (NAV) of shares held by the Plan at year end.

Collective trust fund: Valued at the NAV per unit based on contract value, as calculated by the Plan’s external advisor.

Common trust funds: Valued at the trust NAV per unit, adjusted for trustee fees accrued daily (as applicable).

Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain financial instruments would result in a different fair value measurement at the reporting date.

Investment transactions are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

e)	Notes receivable from participants

Notes receivable from participants are recorded upon distribution.

3.	TAX STATUS

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated January 31, 2011, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. Subsequent to this issuance of the determination letter, the Plan was amended. However, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2009.

4.	PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it retains the right under the Plan to terminate it subject to the provisions of ERISA. The Plan provides that, upon termination, the net assets should be allocated among the Plan’s participants and beneficiaries in accordance with the provisions of the Plan.

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

December 31, 2012

(U.S. dollars)

5.	INVESTMENTS

a)	Investment securities representing 5% or more of net assets available for plan benefits

	2012	2011
US Treasury Money Market Trust	22,461,877	19,586,457
Agrium Inc. Common Stock	19,785,134	15,368,258
Vanguard Institutional Index Fund	16,630,087	14,562,026
Vanguard Extended Market Index	9,640,249	8,462,541
T. Rowe Price Retirement 2020 Trust	6,717,224	5,026,136
Vanguard Total Bond Market Index Fund	6,517,412	5,738,542
T. Rowe Price Retirement 2025 Trust	6,005,401	*

*	Investment balance less than 5% of net assets available for plan benefits for the applicable year.

b)	Fair value of plan investments by hierarchy level

Fair value of plan investments by hierarchy level	As of December 31, 2012
	Level 1	Level 2	Total Fair Value
Mutual funds:
Growth funds	36,683,052	—	36,683,052
Index funds	3,064,712	—	3,064,712
Other funds	3,362,575	—	3,362,575

Total mutual funds	43,110,339	—	43,110,339

Common trust funds: (a)
Diversified portfolio	—	29,351,929	29,351,929
U.S. treasury securities	—	22,461,877	22,461,877

Total common trust funds	—	51,813,806	51,813,806

Common stock	19,785,134	—	19,785,134

	62,895,473	51,813,806	114,709,279

(a)	Common trust funds share the common goal of growth and preservation of principal. The common trust funds indirectly invest in a mix of U.S. and international common stocks, and fixed income securities through holdings in various mutual funds. There are currently no redemption restrictions or unfunded commitments on these investments.

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

December 31, 2012

(U.S. dollars)

Fair value of plan investments by hierarchy level	As of December 31, 2011
	Level 1	Level 2	Total Fair Value
Mutual funds:
Growth funds	31,604,982	—	31,604,982
Index funds	2,733,941	—	2,733,941
Other funds	2,328,234	—	2,328,234

Total mutual funds	36,667,157	—	36,667,157

Common trust funds: (a)
Diversified portfolio	—	22,320,563	22,320,563
U.S. treasury securities	—	19,586,457	19,586,457

Total common trust funds	—	41,907,020	41,907,020

Common stock	15,368,258	—	15,368,258

	52,035,415	41,907,020	93,942,435

(a)	Common trust funds share the common goal of growth and preservation of principal. The common trust funds indirectly invest in a mix of U.S. and international common stocks, and fixed income securities through holdings in various mutual funds. There are currently no redemption restrictions or unfunded commitments on these investments.

c)	Changes in fair value levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for plan benefits. For the year ended December 31, 2012, there were no significant transfers in or out of levels 1, 2, or 3.

d)	Net realized and unrealized appreciation in fair value of investments

During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2012
Agrium Inc. common stock	7,534,104
Mutual funds	4,280,112
Common trust funds	3,579,869

15,394,085

The classification of investment earnings reported above and in the statement of changes in net assets may differ from the classification of earnings on Form 5500 due to different reporting requirements on Form 5500.

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Notes to the Financial Statements

December 31, 2012

(U.S. dollars)

6.	RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds and common trust funds managed by the Trustee, as well as common stock of Agrium Inc. Related transactions qualify as exempt party-in-interest transactions. These investments are disclosed in the supplemental schedule of assets held. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Fees paid by the Plan for recordkeeping services totaled $38,121 for the year ended December 31, 2012.

7.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investments in general are exposed to various risks, such as significant world events, interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonably possible that changes in the value of investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

8.	SUBSEQUENT EVENTS

The Plan’s management has evaluated subsequent events through June 21, 2013, the date the financial statements were available to be issued, to ensure that the financial statements include appropriate disclosure or recognition of events that occurred subsequent to December 31, 2012.

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

As of December 31, 2012

Employer Identification Number: 91-1589568

Plan Number: 002

(U.S. dollars)

(a)	(b) Identity of Issuer	(c) Description of Investment	(d) Current Value
	US Treasury Money Market Trust	Common Trust Fund	22,461,877
*	Agrium Inc. Common Stock	Common Stock	19,785,134
	Vanguard Institutional Index Fund	Mutual Fund	16,630,087
	Vanguard Extended Market Index Fund, Institutional	Mutual Fund	9,640,249
*	T. Rowe Price Retirement 2020 Trust	Common Trust Fund	6,717,224
	Vanguard Total Bond Market Index Fund	Mutual Fund	6,517,412
*	T. Rowe Price Retirement 2025 Trust	Common Trust Fund	6,005,401
*	T. Rowe Price Retirement 2030 Trust	Common Trust Fund	3,188,222
*	T. Rowe Price Retirement 2015 Trust	Common Trust Fund	2,876,201
	Vanguard FTSE All World ex-U.S. Index Fund, Institutional	Mutual Fund	2,775,317
*	T. Rowe Price Retirement 2045 Trust	Common Trust Fund	2,313,740
*	T. Rowe Price Retirement 2035 Trust	Common Trust Fund	2,224,646
*	T. Rowe Price Retirement 2040 Trust	Common Trust Fund	2,057,207
	PIMCO Real Return Fund	Mutual Fund	1,763,336
	PIMCO Total Return Fund	Mutual Fund	1,599,239
*	T. Rowe Price Retirement 2050 Trust	Common Trust Fund	1,328,477
	American Funds Fundamental Investors Fund	Mutual Fund	1,308,400
*	T. Rowe Price Retirement Income Trust	Common Trust Fund	1,135,649
	Columbia Acorn Fund	Mutual Fund	1,129,283
*	T. Rowe Price Retirement 2010 Trust	Common Trust Fund	981,155
	American Funds New Perspective Fund	Mutual Fund	794,435
	Harbor International Fund	Mutual Fund	663,185
*	T. Rowe Price Retirement 2055 Trust	Common Trust Fund	369,643
	Vanguard Total World Stock Fund	Mutual Fund	179,736
*	T. Rowe Price Retirement 2005 Trust	Common Trust Fund	154,364
	Vanguard Short Term Bond Index Fund	Mutual Fund	109,660

	Total investments, at fair value		114,709,279

*	Various participants	Notes receivable from participants, bearing interest at rates ranging from 4.25% to 8.75%, secured by the related participant’s vested account balance, maturing through December 2017	2,667,509

	Cash and cash equivalents		165,876

*	Identified party-in-interest.

Note: Information on cost of investments is excluded, as all investments are participant directed. The cost of notes receivable from participants is nil and the cost of cash and cash equivalents is equal to the current value.

AGRIUM

401(k) RETIREMENT SAVINGS PLAN

Schedule H, Line 4j – Schedule of Reportable Transactions

For the Year Ended December 31, 2012

Employer Identification Number: 91-1589568

Plan Number: 002

(U.S. dollars)

		Purchase transactions	Sales transactions
(a) Identity of party involved	(b) Asset description	(c) Purchase price	(d) Selling price	(g) Cost of asset sold	(h) Transaction date value	(i) Net gain (loss)
* AGU	Agrium Inc. Common Stock	—	6,207,837	4,334,042	6,207,837	1,873,795

*	Identified party-in-interest.

SIGNATURE

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, Agrium U.S. Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 25, 2013	AGRIUM 401(K) RETIREMENT SAVINGS PLAN

	By:	AGRIUM U.S. INC.

/s/ Richard L. Gearheard
Richard L. Gearheard
President and Chief Executive Officer

EXHIBIT INDEX

Exhibit 23.1	Consent of Eide Bailly LLP